Bond Laboratories, Inc.
11011 Q Street, Building A, Suite 106
Omaha, NE 68137

January 19, 2010

United States Securities
And Exchange Commission

Re:         Bond Laboratories, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 27, 2009
File Number: 000-52369

Ladies and Gentlemen:

Below are the responses to your comments on December 11, 2009

Item 1. Business.  General

1.    Please augment this discussion by including information concerning how your products are manufactured and, if you manufacture them yourself, the sources and availability of raw materials and the names of your principal suppliers, pursuant to Item 101(h)(4)(v) of Regulation S-K.

Response:

We noted your comment above and will amend December 31, 2008 10K to reflect the following update our business description regarding manufacturing and available raw materials as follows:

“NDS Nutrition is a distributor of dietary supplements and works with several contract manufactures to produce the various products (capsules, tablets, and powders).  All of our manufacturers abide by current Good Manufacturing Practices (“cGMPs”) to ensure quality and consistency, and nearly all are certified through a governing body such as the NPA (“Natural Products Association”) or NSF International.  Raw materials are sourced and supplied by the respective contract manufacturer.  Raw materials come into the respective facility and are tested for accuracy and purity.  The materials are blended according to formula specifications, bulk is packaged according to product specifications, and final product is tested for micro analysis.”

NDS Nutritional Products, Inc., Page 3

2.   Please expand your discussion in this section, by identifying not only new product lines through your recent asset purchase, but the actual products themselves and how they are distributed. Please refer to Item 10100(4)(i) of Regulation S-K.

Response:

We noted your comment above and will amend December 31, 2008 10K to reflect the following updated our product discussions as follows:

“NDS Nutrition supports a GNC- Exclusive business model.  All products are available for distribution through the GNC franchisee system, and a select few are also offered through GNC Corporate locations and the full products list is as follows:

Sports Nutrition product line=Platinum PMD Professional Muscular Development
Amplify XL sports protein (2 Flavors)
Arsenal X liquid gels
Arsenal X
Cr5
Evolve creatine powder
Muscle Phix
N-Test
Nitro CM
Nocturnal
Omega Cuts
Pump Fuel (3 flavors)
Six Week Cutting Stack
Xplode
Weight Loss Product Lines=Release Weight Loss
3-in-1
Amplify smoothie protein (5 flavors)
Censor
Complete 500 kit
Complete 500 Advanced kit
Embrace kit
Intensify
Intensify IRG
Keto Max
Release 500 Thermogenic
Release Complete Kit
Release Complete for Women Kit
Release Morning for Women
Release Afternoon
Release Evening
General Health product line – Dr Health
Dr. Cholesterol
Dr. Detox
Dr. Essentials
Dr. Joints
Dr. Joints Advanced”

Item 2. Properties, page 10

3.
You state herein that you are headquartered in Omaha, NE but the cover page of your annual report provides your Solana Beach, CA location as your principal executive office. Moreover, although we note that you disclose your rental payments for the Solana Beach, CA location, you do not provide any narrative disclosure concerning this property, including whether it is owned or leased, and what operations are performed there. Please clarify your disclosure under this Item and, if necessary, revise it accordingly.

Response:

We noted your comment above and will amend December 31, 2008 10K to reflect the following update of our property details as follows:

“The Huntington Beach facility was shut down and moved to Omaha, Nebraska at the end of 2008 and the Company sublet the facility for the remainder of the lease agreement.

The Solana Beach office was sublet on a month to month basis and the corporate offices were moved to Omaha, Nebraska as of January 2009.  The Solana Beach office is on a month to month basis, which ended in August 2009 and there is not written agreement on that facility.”

Recent Sales of Unregistered Securities, page 13

4.
In the first paragraph of this discussion, you state "During the year ended December 31, 2007, the Company granted to consultants 2,517,625 shares of common stock valued in the aggregate at $3,109,477 with a strike price of par value since the Company was not trading its common stock." Please explain what you mean by "strike price" in this context. It appears the shares were valued at approximately $1.23 per share, You have made a similar statement regarding 1,340,522 shares that were issued during the year ended December 31, 2008. These shares were valued at approximately $1.142 per share.

Response:

We noted your comment above and will amend December 31, 2008 10K to reflect the following update of the sale of unregistered securities as follows:

During the year ended December 31, 2007, the Company issued shares of its common stock as consideration to consultants for the fair value of the services rendered.  The Company valued the issues of stock for services and using the value of the cash received for stock in other private placements during that time as the Company stock had no trading value.  The Company valued the non-cash based on the fair value of the goods and services since there was no reliable fair value of the equity instruments issued in accordance with ASC Topic 718.

The Company issued 2,517,625 shares of common stock to consultants valued in the aggregate at $3,109,476.  The shares were issued throughout the year ended December 31, 2007, with an aggregate value ranging from $.55 through $1.00 per share.

During the year ended December 31, 2008, the Company issued shares of its common stock as consideration to consultants for the fair value of the services rendered.  The value of those shares is determined based on the value of the stock at the dates on which the agreements entered into for the services.   However the Company did not have a trading value until after August 2008 prior to that time the Company valued the issues of stock for services and based on the value of the cash received for stock in other private placements.  The Company valued the non-cash based on the fair value of the goods and services since there was no reliable fair value of the equity instruments issued in accordance with ASC Topic 718.

During the year ended December 31, 2008, the Company issued 1,340,522 shares of common stock to consultants valued in the aggregate at $1,531,793 with an aggregate value ranging from $.20 - $1.50 per share.

5.
During the year ended December 31, 2007, you issued 1,238,600 shares of common stock for the conversion of debt, 230,000 shares for the conversion of debt from your Chief Executive Officer's accrued salary and 410,000 shares for the conversion of debt held by an affiliate. Based on the number of shares issued and the value of the debt, it appears that you applied a value of $0.67 per share for the issuance of the 1,238,600 shares, $1.00 for the issuance of shares to the Chief Executive Officer upon conversion of the deferred salary debt and $0.29 per share for the conversion of the debt held by an affiliate. Please explain the reason for applying fluctuating values.

Response:

We noted your comment above and will amend December 31, 2008 10K to reflect the following update of our sales of recent sales of unregistered securities as follows:

“The Company issued 1,238,600 shares of its common stock for the conversion of convertible debt of $815,000 in principle and $24,313.64 in accrued interest at a value of $.67 per share.  The Company further issued 640,000 shares of its common stock for $349,606 of debt conversion that includes $230,000 of deferred compensation and $119,606 of related party note that debt conversion was valued at $.55.  The Company issued a total of 1,878,600 shares of its common stock for the conversion of $1,188,920 of convertible debt.”

We will reconcile this language throughout the amended 10K/A for December 31, 2008 as necessary.

6.
In the first paragraph on page 14, you state that you issued 3,642,456 shares of your common stock for $3,498,000 and that these shares included 3,000,000 shares issued in a private placement. Please explain the circumstances under which the other 642,456 shares were issued.

Response:

We noted your comment above and will amend December 31, 2008 10K to reflect the following update of our sales of recent sales of unregistered securities as follows:

 “The Company issued 3,642,456 shares of its common stock for $3,498,000.  The Company received $3,000,000 in a private placement and received the remaining balance through various other private placement for the remaining cash received of $498,000 which represented the remaining shares of 642,456 common shares.”

Item 8. Financial Statements

Report of Independent registered Public Accounting Firm, page F-2

7.
Please have Jewett, Schwartz, Wolfe & Associates revise their report to refer to changes in stockholders' equity rather than shareholders' deficiency and the years then ended rather than the year then ended in the first paragraph and to refer to the years then ended rather than the period then ended in the third paragraph.

Response:

We noted your comment above and will amend December 31, 2008 10K to reflect the following revisions as follows:

“We have audited the accompanying consolidated balance sheet of Bond Laboratories, Inc. and Subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.”

“In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bond Laboratories, Inc. and Subsidiaries, as of December 31, 2008 and 2007, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.”

Note 7 – Acquisition, page F-16

8.	Please revise your disclosure to include the required disclosures for the period in which you acquired NDS, in accordance with paragraphs 51-55 of SFAS 141. Specifically, provide the following:

• A condensed balance sheet of NDS disclosing the amount assigned to each major asset and liability at the acquisition date;
• The amount assigned to intangible assets, and the related weighted-average amortization period; and
• Results of operations on a pro forma basis.

We noted your comment above and will amend December 31, 2008 10K to reflect the following revisions as follows:

Response:

Purchase Price Allocation	October 1, 2008
Tangible Assets Allocation
Fixed Assets	$163,386
Inventory	291,798
Tangible Asset Allocation
Client List	540,500
Formulation Technology	1,000,000
Brand Equity Calculation	400,000
Total Assets	2,395,684
Total Liabilities	-
Fair values of net assets	2,395,684
Total Purchase price	2,645,684

Goodwill	$250,000

Proforma Statement of Operations:

The Company’s Proforma statement of operations if the companies were consolidated for the year ended December 31, 2008.

Proforma Statement of Operations
For the year ended December 31, 2008

Revenue	8,745,746
Cost of Goods Sold	6,020,396
Gross Profits	2,725,350

General and Administrative Expenses	5,656,004
Sales and Marketing Expenses	3,377,545
Research and Development	120,634
Total Operating Expenses	9,154,183
Net Loss from operations	(6,428,833)

Rental Income	7,500
Interest Expense	(8,713)
Interest Income	42,893

Total Other income	(41,680)

Net Loss	(6,387,153)

Proforma Loss per Share	(0.27)

Proforma Weighted avg Shares outstanding	23,657,487,

Note 10 –Share Capital, page P-18

9.	Please revise your disclosures on compensation expense to address the following:

•	Disclose the amount of compensation expense you recorded for the years ended December 31, 2008 and 2007;
•
Reconcile your Consolidated Statement of Stockholders' Equity, your Consolidated Statements of Cash Flows, and your disclosure on page F-19 within note 10 regarding the amount recorded for stock compensation expense for the year ended December 31, 2007. Revise your disclosure accordingly;

•
You disclose that the value of shares (issued as consideration to consultants for services rendered) is determined based on the trading value of the stock at the dates on which the agreements were (entered) into for the services and the value of the services rendered. Please reconcile this statement with the statement in the last sentence that says you used the strike price of par since there was no trading. Revise your disclosure accordingly;

•
Tell us whether you considered issuances of stock in separate cash transactions with third parties during the year ended December 31, 2007 when you estimated the fair value of stock issued to consultants in that year. Clarify for us how you considered paragraph 7 of SFAS 123R when determining the fair value of the stock issued. Also, please reconcile for us and explain any differences between the value of stock issued for cash and the fair value of stock issued to consultants. Revise your disclosure accordingly.

We noted your comment above and will amend December 31, 2008 10K to reflect the following revisions as follows:

“The Company issued common stock for services and recorded $1,545,198 for December 31, 2008 as compared to $3,109,476 for December 31, 2007.

2007

During the year ended December 31, 2007, the Company has issued shares of its common stock as consideration to consultants for the fair value of the services rendered.  The Company valued the issues of stock for services based on the value of the cash received for stock in other private placements during that time.  The Company valued the non-cash based on the fair value of the goods and services since there was no reliable fair value of the equity instruments issued in accordance with ASC Topic 718.

The Company issued 2,517,625 shares of common stock to consultants valued in the aggregate at $3,109,476. The shares were issued throughout the year ended December 31, 2007, with an aggregate value ranging from $.55 through $1.00 per share.

The Company issued 1,238,600 shares for the conversion of convertible debt of $815,000 in principle and $24,313.64 in accrued interest at a value of $.67 per share.  The Company further issued 640,000 for $349,606 of debt conversion that includes $230,000 of deferred compensation and $119,606 of related party note that debt conversion was valued at $.55.  The Company issued a total of 1,878,600 of common stock for the conversion of $1,188, 920 of convertible debt.”

During the year ended December 31, 2007, the Company issued 2,014,000 shares of its common stock for $1,651,000.  The shares were issued to third parties in a private placement of the Company’s common stock.  The shares were sold throughout the year ended December 31, 2007, with an aggregate value ranging from $.82 through $1.00 per share.”

We will reclassify the Statement of Stockholders Equity for December 31, 2007 as follows:

	Common Stock		Paid-in	Accumulated
	Shares	Amount	Capital	Deficit	Total

DECEMBER 31, 2006	4,954,000	$49,540	$-	$(815,013)	$(715,473)

Common stock issued for cash	2,014,000	20,140	1,630,860	-	1,651,000

Common stock issued for services	2,517,625	25,176	3,084,300	-	3,109,476

Common stock issued in a 2 for 1 forward split	9,067,225	90,672	(90,672)	-	-

Common stock issued in convertible debt and interest expense	1,878,600	18,786	1,170,134	-	1,188,920

Warrants issued 1,238,600 @ $.01			12,386		12,386

Net loss	-	-	-	(3,961,602)	(3,961,602)

DECEMBER 31, 2007	20,431,450	$204,314	$5,807,008	$(4,776,615)	$1,284,707

Item 9A.  Controls and Procedures, page 21.

10.
You disclose that your management team, under the supervision and with the participation of your principal executive officer and your principal financial officer, evaluated the effectiveness of the design and operation of your disclosure controls and procedures as of the last day of the fiscal period covered by this report May 31, 2008. Please revise accordingly to comply with Item 307 of Regulation S-K which requires that you evaluate and disclose the conclusions of your principal executive and principal financial officers as of the end of the period covered by your report.

Response:

We noted your comment above and will amend December 31, 2008 10K to reflect and include the following revisions as follows:

“Our management team, under the supervision and with the participation of our principal executive officer and our principal financial officer, evaluated the effectiveness of the design and operation of our disclosure controls and procedures as such term is defined under Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended (Exchange Act), as of the last day of the fiscal period covered by this report, December 31, 2008. The term disclosure controls and procedures means our controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our principal executive and principal financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Based on this evaluation, our principal executive officer and our principal financial officer concluded that our disclosure controls and procedures were effective as of December 31, 2008.”

Item 10.  Directors, Executive Officers, and Corporate Governance

Director and Executive Officers, page 23

11.
Your disclosure concerning the background of your executive officers does not include the requisite five-year business experience of Ryan Zink, President of NDS Nutritional Products, Inc.  Please revise your disclosure to provide this information.

Response:

We noted your comment above and will amend December 31, 2008 10K to reflect and include the five-year business experience of Ryan Zink as follows:

“Ryan Zink is the President of NDS Nutrition Products, Inc. and has held this position since March, 2008 (including acting as President of NDS Nutritional Products, Inc. prior to the merger with our company). From January, 2007 through February, 2008, Mr. Zink acted as an independent contractor for NDS Nutritional Products, Inc.  From July, 2005 through November, 2006, Mr. Zink was Chief Operating Officer of Complete Nutrition, Inc.  From March, 2004 through July, 2005, Mr. Zink was Director of Sales of NDS Nutritional Products LLC.  In addition to the above, Mr. Zink has been the owner/franchisee of Anytime Fitness Gyms.”

Compliance with Section 16(A) of the Exchange Act, page 24.

12.
In this disclosure you must name all persons who did not make the requisite filings, the total number of late reports and the number of transactions that were not reported. Please also clarify whether all outstanding forms have since been filed. We refer to Item 405 of Regulation S-K and ask that you revise your disclosure accordingly.

Response:

We noted your comment above and will amend December 31, 2008 10K to reflect and include the persons who did not make requisite filings under 16(A) as follows:

Response:

“As of December 31, 2008, the Company is aware that all filings of Form 4 and 5 required of Section 16(a) of the Exchange Act of Directors, Officers or holders of 10% of the Company's shares have not been timely, specifically Scott Landow and John Wilson and the Company has instituted procedures to ensure compliance in the future.”

Item 11. Executive Compensation, page 24.

13.
We note your statement that Mr. Landow received cashless warrants of 350,000 per year until the company begins paying his full salary.  Please disclose the years in which warrants were issued and explain why you have not included these warrants in the compensation tables.

Response:

We noted your comment above and will amend December 31, 2008 to reflect that Mr. Landow received only 1,400,000 in warrants in December 2008 for past years of deferred salary.  However, Mr. Landow ultimately forfeited 400,000 of those warrants on August 13, 2009.  We will reflect the warrants issued in of 1,400,000 in or compensation tables of our amended December 31, 2008.

Compensation of Directors, page 28

14.
We note your statement that your current director compensation policy to compensate directors with options to purchase common stock. Please disclose the options issued to your director or affirmatively state that no options were issued as director compensation.

Response:

We noted your comment above and will amend December 31, 2008 10K to reflect the following:

“We did not issue any options to directors in fiscal 2008 and 2007.”

Item 13. Certain Relationships and Related Transactions, page 30

15.	Please describe each loan, including amount of principal and interest outstanding, interest provisions, when the loan is due and identify the lender.

Response:

We noted your comment above and will amend December 31, 2008 to reflect the following:

“The Company entered into Demand Note Payable with Bershert LLC., an affiliate, for $50,000 bearing an interest rate of 8%.  The note matures on March 22, 2009.”

16.
 Your disclosure on page 30 states that your Chief Executive Officer is entitled to compensation of $280,000 and a bonus of 40% which he has deferred.  Please explain why the bonus is not reported in the executive compensation table.

Response:

We noted your comment above and will amend December 31, 2008 compensation tables to reflect that Mr. Landow did not receive the bonus as the compensation committee had not granted the bonus for December 31, 2008 however we have updated the compensation table to reflect the accruals of the deferred compensation.

Exhibit 31.1 and 31.2

17.
Your filed certifications include various references to "small business issuer's?” With the exception of the first paragraph of the certification, in which the report and the name of the registrant are identified, the certification must conform to the exact language specified in Item 601(B)(31) of Regulation S-K, and the certification should not be modified in any way with respect to either annual or quarterly reports. Please amend your filing as appropriate.

Response:

We noted your comment above and will amend December 31, 2008 Exhibit 31 certifications to replace the word Small Business Issuer to Registrant.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

Bond Laboratories, Inc.

/s/ Michael Abrams
Michael Abrams
CFO